UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Avid Technology, Inc.
(Name of Subject Company (Issuer))

Avid Technology, Inc.
(Name of Filing Person (Issuer))

2.00% Convertible Senior Notes due 2020
(Title of Class of Securities)

05367PAB6
(CUSIP Number of Class of Securities)

Kenneth Gayron
Executive Vice President and CFO
Avid Technology, Inc.
75 Network Drive
Burlington, Massachusetts 01803
(978) 640-6789
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
David B.H. Martin, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth St., N.W.
Washington, D.C. 20001
(202) 662-6000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$100,538,807.50	$12,185.31

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Senior Convertible Notes due 2020 (the “Notes”), as described herein, is approximately $977.50 per $1,000 principal amount outstanding. As of April 10, 2019 there was $102,853,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $100,538,807.50.

**	The amount of the filing fee was calculated at $121.20 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) related to the offer (the “Offer”) by Avid Technology, Inc., a Delaware corporation (the “Company”), to purchase for cash any and all of the Company’s outstanding 2.00% Convertible Senior Notes due 2020 (the “Notes”) at a purchase price equal to $977.50 per $1,000 principal amount of the Notes purchased plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2019 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, dated April 11, 2019 (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
Holders may tender their Notes until 12:01 a.m., New York City time, on May 9, 2019, unless the Offer is extended by the Company in its sole discretion.
This Schedule TO is intended to satisfy the requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to them in the Offer to Purchase.
Items 1, 2 and 4 through 9.
The Company is the issuer of the Notes and is obligated to purchase for cash any and all of the Notes that are properly tendered and not withdrawn by the Holders under the terms and subject to the conditions, including the Financing Condition, set forth in the Offer to Purchase. The Company maintains its principal executive offices at 75 Network Drive, Burlington, Massachusetts 01803, and its telephone number is (978) 640-6789. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.
Item 3. Identity and Background of Filing Person.
This is an issuer tender offer wherein the Company is the filing person and the subject company. The Company is a Delaware corporation and maintains its principal executive offices at 75 Network Drive, Burlington, Massachusetts 01803, and its telephone number is (978) 640-6789. As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of the Company:

Name	Position(s)
Jeff Rosica	Chief Executive Officer, President and Director
Peter Westley	Chair of the Board of Directors
Robert M. Bakish	Director
Paula E. Boggs	Director
Elizabeth M. Daley	Director
Nancy Hawthorne	Director
John H. Park	Director
Daniel B. Silvers	Director
John P. Wallace	Director
Kenneth Gayron	Executive Vice President and Chief Financial Officer
Jason A. Duva	Executive Vice President and Chief Legal and Administrative Officer
Tom Cordiner	Senior Vice President and Chief Revenue Officer
Dana Ruzicka	Senior Vice President and Chief Product Officer
Ryan Murray	Vice President, Finance, Chief Accounting Officer and Treasurer

The address of each director and executive officer is c/o Avid Technology, Inc., 75 Network Drive, Burlington, Massachusetts 01803, and their telephone number is (978) 640-6789.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. Except for the agreements filed as Exhibits (d)(1), (d)(2) and (d)(3) to this Schedule TO, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 10. Financial Statements.

(a) Financial information. The financial statements set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the information set forth in the Offer to Purchase in the section entitled “Market and Trading Information” are incorporated herein by reference.

(b) Pro Forma. Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(b) Other material information. The information set forth in “Additional Information” of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

AVID TECHNOLOGY, INC.

Date: April 11, 2019	By: /s/ Kenneth Gayron r Name: Kenneth Gayron Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 11, 2019.
(a)(1)(ii)	Letter of Transmittal, dated April 11, 2019.
(a)(5)	Press Release Announcing Commencement of the Offer, dated April 11, 2019.
(b)(1)
Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K (File No. 001-36254) filed with the SEC on March 15, 2016).

(b)(2)
Amendment No 1. to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-36254) filed with the SEC on March 20, 2017).

(b)(3)
Amendment No. 2 to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K (File No. 001-036254) filed with the SEC on March 16, 2018).

(b)(4)
Amendment No. 3 to Financing Agreement, dated February 26, 2016, among Avid Technology,Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K (File No. 001-036254) filed with the SEC on March 16, 2018).

(b)(5)
Amendment No. 4 to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-036254) filed with the SEC on May 15, 2018).

(b)(6)
Amendment No. 5 to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein.(incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-036254) filed with the SEC on April 11, 2019).

(d)(1)
Indenture, dated as of June 15, 2015, between Avid Technology, Inc. and Wells Fargo Bank, National Association (including the form of 2.00% Convertible Senior Notes due 2020) (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K/A (File No. 001-36254) filed with the SEC on June 16, 2015).

(d)(2)
Base capped call transaction confirmation, dated as of June 9, 2015, by and between Jefferies International Limited and Avid Technology, Inc., in reference to the 2.00% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K/A (File No. 001-36254) filed with the SEC on June 16, 2015).

(d)(3)
Standstill Agreement, dated February 16, 2018, among Avid Technology, Inc., and Cove Street Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-36254) filed with the SEC on February 21, 2018).

(g)	Not applicable.
(h)	Not applicable.